                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-53108


                           PROSPECTUS SUPPLEMENT NO. 2
                     (TO PROSPECTUS DATED JANUARY 26, 2001)
                                  COMMON STOCK
                              NEOTHERAPEUTICS, INC.


         You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         See "Risk Factors" beginning on page 2 of the prospectus to read about factors you should consider before buying shares of the common stock.

PLAN OF DISTRIBUTION

         This prospectus supplement relates to our issuance of 1,250,000 shares of our common stock and a warrant to purchase an additional 125,000 shares of our common stock to IAT ReInsurance Syndicate Ltd., an institutional investor. The common stock will be purchased at a negotiated purchase price per share of $4.00, for aggregate proceeds of $5,000,000. The purchase price per share is based on 107% of the average of the closing prices of our common stock on the thirty trading days preceding March 8, 2000, as reported by Bloomberg, L.P.

         The warrant will have an exercise price of $5.00 per share and will be exercisable at any time between March 8, 2001 and March 8, 2006. The shares of Common Stock underlying the warrants, when issued upon exercise of the warrant, will be fully paid and nonassessable, and we will pay any transfer tax incurred as a result of the issuance of the underlying common stock.

         The warrant contains provisions that protect the holder against dilution by adjustment of the exercise price and the number of shares issuable. Such adjustments will occur in the event, among others, of a:

         o   merger,

         o   stock split or reverse stock split,

         o   stock dividend,

         o   recapitalization, or

         o   distribution of assets (other than a liquidation).

We are not required to issue fractional shares upon the exercise of the warrant. The holder of the warrant will not possess any rights as a shareholder of NeoTherapeutics until such holder of exercise the warrant.

         The warrant may be exercised upon surrender of the warrant on or before the expiration date of the warrant at our offices with the form of "Election to Purchase" attached to the warrant completed and executed as indicated, accompany by payment of the exercise price in immediately available funds, by certified or bank check or by wire transfer to an account designated by us, for the number of shares with respect to which the warrant is being exercised. The warrant does not contain provisions for cashless exercise.

         For the life of the warrant, the holder thereof has the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership of the shares of the underlying common stock. The warrant holder may be expected to exercise the warrant at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of our common stock on terms more favorable than those provided for by the warrant. Furthermore, the terms on which we an obtain additional capital during the life of the warrant may be adversely affected.

         The warrant will not be listed on any exchange or quotation system, and, pursuant to its terms, the warrant may not be transferred without our consent, except for transfers to or for the benefit of family members, shareholders or affiliates of the warrant holder. We will act as warrant agent under the warrant.

         This prospectus supplement also relates to the issuance of up to 125,000 shares of common stock upon exercise of the warrant. The warrant may be exercised in whole or in part by delivering the warrant to us at our corporate offices together with a Form of Election to Purchase completed by the registered holder of the warrant and payment of the exercise price of $5.00 per share purchased in immediately available funds. We will promptly deliver certificates representing the purchased shares to the registered holder of the warrant, registered in the name specified in the Form of Election to Purchase.

USE OF PROCEEDS

         The net proceeds to us from this sale will be approximately $5,000,000. We plan to use the net proceeds for general corporate purposes, including:

         *   Working capital

         *   Capital expenditures

         *   Research and development

         *   General and administrative expenses

MARKET FOR OUR COMMON STOCK

         On March 7, 2001, the last reported sales price of our common shares on the Nasdaq National Market was $4.97 per share. Our common stock is listed on the Nasdaq National Market under the symbol "NEOT."

         As of March 7, 2001 and before the issuance of shares pursuant to this prospectus supplement, we had 16,005,319 shares of common stock outstanding.

GENERAL

         You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

                                   ----------

         The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

            The date of this prospectus supplement is March 8, 2001.


                                       2